                                                                       Exhibit 4


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                       FORM 8-K


                                    CURRENT REPORT
                       Filed Pursuant to Section 13 OR 15(d) of
                         THE SECURITIES EXCHANGE ACT OF 1934



Date of Report (Date of earliest event reported):     May 2, 1997
                                                 -------------------------------




                         METROMEDIA INTERNATIONAL GROUP, INC.
                -----------------------------------------------------
                (Exact name of registrant as specified in its charter)



         Delaware                      1-5706                 58-0971455
 ----------------------------      ---------------      ---------------------
 (State or other jurisdiction     (Commission File          (IRS Employer
     of incorporation)                Number)           Identification Number)



                                One Meadowlands Plaza
                       East Rutherford, New Jersey  07073-2137
                       ----------------------------------------
                       (Address of principal executive offices)




Registrant's telephone number, including area code:     (201) 531-8000
                                                    ------------------------

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Item 2.  ACQUISITION OR DISPOSITION OF ASSETS.

         On April 27, 1997, Metromedia International Group, Inc., a Delaware corporation ("MIG"), Orion Pictures Corporation, a Delaware corporation ("ORION") and P&F Acquisition Corp., a Delaware corporation ("P&F"), entered into a Letter of Intent (the "LETTER OF INTENT"), and on May 2, 1997, MIG, Orion and P&F executed a definitive Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") for the sale (the "PROPOSED TRANSACTION") of certain of MIG's entertainment assets (including Orion and its direct and indirect subsidiaries, other than Landmark Theater Group and its subsidiaries ("LANDMARK")) to Metro-Goldwyn-Mayer Inc., a Delaware corporation, through its parent company, P&F (Orion, together with such subsidiaries, excluding Landmark, are collectively referred to herein as the "ENTERTAINMENT COMPANIES").

         Pursuant to the terms of the Stock Purchase Agreement, MIG proposes to sell the Entertainment Companies to P&F for an aggregate purchase price of $573,000,000, LESS the sum of (i) the greater of (A) all amounts outstanding under an existing credit facility between Orion and Chase Manhattan Bank (the "ORION CREDIT FACILITY"), net of cash on hand of the Entertainment Companies on December 31, 1996 and (B) all amounts outstanding under the Orion Credit Facility, net of cash on hand of the Entertainment Companies on the Closing Date; AND (ii) unpaid interest under the Orion Credit Facility accrued to, but not including, the Closing Date; AND (iii) the greater of (A) $13 million or
(B) all other debt of the Entertainment Companies (other than the Orion Credit Facility) outstanding on the Closing Date; AND (iv) unpaid interest on such other debt (other than the Orion Credit Facility) accrued to, but not including, the Closing Date (the "PURCHASE PRICE"). The assets to be sold to P&F include MIG's film and television library, consisting of approximately 2,200 titles, the production and distribution activities of the Entertainment Companies, which include the operations of Orion, Goldwyn Entertainment Company and Motion Picture Corporation of America, as well as 12 substantially complete films and 5 direct-to-video features, and substantially all of the liabilities of these entities. MIG will retain and actively manage Landmark, which, as of December 31, 1996, has a total of 138 screens at 50 locations throughout the United States.

         Consummation of the Proposed Transaction is not subject to receipt by P&F of any financing. However, because the Proposed Transaction may constitute a sale of "substantially all" of the assets of MIG for purposes of Delaware law, the Company has decided to submit the Stock Purchase Agreement for stockholder approval. Pursuant to the terms of a Stockholders Agreement, dated as of April 27, 1997, among John W. Kluge, Stuart Subotnick, Met Telcell, Inc., a Delaware corporation, Metromedia Company, a Delaware limited partnership (collectively, the "METROMEDIA HOLDERS"), and P&F, the Metromedia Holders have agreed (i) to vote their shares of common stock of MIG, par value $1.00 per share (the "COMMON STOCK"), in favor of the Stock Purchase Agreement and (ii) not to transfer their shares of Common Stock until the later of September 30, 1997 or 90 days after the date of the stockholders meeting held to approve and adopt the Stock Purchase Agreement (as long as such meeting is held by September 30, 1997). As of May 2, 1997, the Metromedia Holders own approximately 24.6% of the Common Stock.

         Consummation of the Proposed Transaction is also subject to various other conditions, including, but not limited to (i) the release of MIG and its affiliates (including certain of the Metromedia Holders) of all obligations under the Orion Credit Facility; (ii) stockholder approval of the Stock Purchase Agreement; (iii) the release of MIG of all obligations as guarantor under Orion's existing lease; and (iv) the expiration or early termination of the waiting periods prescribed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         At a meeting of the Board of Directors of MIG held on May 2, 1997, the Board of Directors unanimously approved the terms of the Proposed Transaction as being in the best interests of MIG and its stockholders, and unanimously recommended that the stockholders of MIG vote to approve the Proposed Transaction.

         Simultaneously with the closing of the Proposed Transaction, MIG intends to use a portion of the net Purchase Price to repay MIG's outstanding subordinated debentures.

         As a result of the sale of the Entertainment Companies, MIG's strategic focus will be significantly altered. MIG will continue to operate its one strategic business through its Communications Group, and it will continue to own and actively manage Landmark, Snapper, Inc., its premium lawn and garden equipment manufacturer and supplier subsidiary and its approximately 39% interest in RDM Sports Group, Inc., a NYSE-listed company.


Item 7.  EXHIBITS. The following exhibits to this Report and are filed herewith:

         Exhibit 99.1   Press release, dated April 28, 1997

         Exhibit 99.2 Letter of Intent, dated as of April 27, 1997, among MIG, Orion and P&F

         Exhibit 99.3 Stockholders Agreement, dated as of April 27, 1997, among MIG, P&F and the Metromedia Holders

         Exhibit 99.4 Stock Purchase Agreement, dated as of May 2, 1997, among MIG, Orion and P&F


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

                                      SIGNATURES
                                      ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                        METROMEDIA INTERNATIONAL GROUP, INC.
                        (Registrant)



                        By:/s/ Arnold L. Wadler
                           ---------------------------------
                             Arnold L. Wadler
                             Senior Vice President, General
                             Counsel and Secretary




Dated:  May 6, 1997



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